Exhibit 12.1

KRATON Polymers LLC

Ratio of Earnings to Fixed Charges

000's

				Predecessor			Elastomers Business
	Year Ended December 31, 2005	Year Ended December 31, 2004	Period from December 23 through December 31, 2003	Period from January 1, through December 23, 2003	Year Ended December 31, 2002	Ten Months Ended December 31, 2001	Two Months Ended February 28, 2001

Earnings:
Pre-tax income (loss)	34,179	(54,794)	(3,406)	12,870	52,332	(18,992)	(1,000)
Income from equity investees	(1,516)	(462)	(28)	(621)	(1,171)	(1,045)	—
Fixed charges	36,832	41,943	589	60,683	39,656	41,863	1,333
Distributed income of equity investees	461	561	—	1,064	710	810	—

Total Earnings	69,956	(12,752)	(2,845)	73,996	91,527	22,636	333

Fixed Charges:
Interest expensed	32,303	34,247	518	36,775	32,982	36,759	1,000
Amortization of deferred financing costs	2,262	5,563	38	13,370	3,763	2,867	—
Accretion of debt discount	—	—	—	8,505	1,044	870	—
Estimate of interest within rental expense	2,267	2,133	33	2,033	1,867	1,367	333

Total fixed charges	36,832	41,943	589	60,683	39,656	41,863	1,333

Deficiency of Earnings to Fixed Charges	—	(54,695)	(3,434)	—	—	(19,227)	(1,000)

Ratio of Earnings to Fixed Charges	1.9	—	—	1.2	2.3	—	—